Filed by Five9, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Five9, Inc.

Commission File No.: 001-36383

Date: September 14, 2021

This filing relates to the proposed merger of Five9, Inc., a Delaware corporation (“Five9”), with Summer Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Zoom Video Communications, Inc., a Delaware corporation (“Zoom”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 16, 2021, by and among Zoom, Merger Sub and Five9.

Investor Presentation

Investor Presentation September 14, 2021

This communication contains forward-looking information related to Five9, Inc. ("Five9") and Zoom Video Communications, Inc. ("Zoom") and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this presentation include, among other things, statements about the potential benefits of the proposed transaction for Five9, Zoom and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Five9 or Zoom, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Five9 to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Five9’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Five9’s common stock or on Five9’s operating results; the impact of significant transaction costs and unknown liabilities on Five9’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Five9’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s business and general economic conditions; the impact of geopolitical events; Five9’s ability to attract new clients or sell additional services and functionality to our existing clients; failure to manage our growth effectively; failure to adequately retain and expand Five9’s sales force; failure to manage technical operations infrastructures; failure to successfully maintain, grow and manage strategic relationships; failure to effectively develop, manage, and maintain network of master agents and resellers; adverse economic conditions; the effects of the COVID-19 pandemic have materially affected how Five9, its clients and business partners are operating, and the duration and extent to which this will impact Five9’s future results of operations and overall financial performance remains uncertain; security breaches and improper access to or disclosure of Five9’s data or its clients’ data, or other cyber attacks on its systems; potential future acquisitions or dispositions; the markets in which we participate involve numerous competitors and are highly competitive; termination or reduction of subscriptions and related usage by existing clients; demands of larger organizations that Five9 may not offer which could delay or prevent such sales and harm Five9’s growth rates, business and operating results; failure by third party telecommunications and internet service providers to provide reliable services; the contact center software solutions market is subject to rapid technological change; failure to comply with laws and regulations; and risks attendant to our convertible senior notes and increased debt levels. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 (as amended, the “Registration Statement”) that was filed by Zoom with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on August 26, 2021, the prospectus that was filed by Zoom with the SEC on August 26, 2021 (the “Prospectus”) and the definitive proxy statement that was filed by Five9 with the SEC on August 26, 2021 (the “Proxy Statement”). While the list of factors presented here is, and the list of factors presented in the Registration Statement, the Prospectus and the Proxy Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Five9’s and Zoom’s respective periodic reports and other filings with the SEC, including the risk factors identified in Five9’s and Zoom’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Five9 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. In addition to disclosing financial measures prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), this presentation contains certain non-GAAP financial measures. Five9 considers these non-GAAP financial measures to be important because they provide useful measures of the operating performance of Five9, exclusive of factors that do not directly affect what we consider to be our core operating performance, as well as unusual events. Five9's management uses these measures to (i) illustrate underlying trends in Five9's business that could otherwise be masked by the effect of income or expenses that are excluded from non-GAAP measures, and (ii) establish budgets and operational goals for managing Five9's business and evaluating its performance. In addition, investors often use similar measures to evaluate the operating performance of a company. Non-GAAP financial measures are presented only as supplemental information for purposes of understanding Five9's operating results. The non-GAAP financial measures should not be considered a substitute for financial information presented in accordance with GAAP. This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not2 independently verified this statistical data and accordingly, we cannot guarantee their accuracy or completeness. Forward-Looking Statements

Additional Information and Where to Find It In connection with the proposed merger, Zoom filed with the SEC the Registration Statement and the Prospectus, and Five9 filed with the SEC the Proxy Statement. The Registration Statement was declared effective on August 26, 2021 and the Proxy Statement was first mailed to stockholders of Five9 on or about August 26, 2021. Each of Zoom and Five9 may also file other relevant documents with the SEC regarding the proposed transaction. The information in the Prospectus and Proxy Statement may be changed. This document is not a substitute for the Registration Statement, the Prospectus and the Proxy Statement or any other document that Zoom or Five9 may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ZOOM AND FIVE9 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the Registration Statement, the Prospectus and the Proxy Statement and all other documents filed by Zoom and Five9 with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.five9.com/. Copies of the documents filed with the SEC by Zoom will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.Zoom.us/. Participants in the Solicitation Five9 and Zoom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the Prospectus and Registration Statement and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the Prospectus and Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Five9 and Zoom using the sources indicated above.   No Offer or Solicitation   This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Executive Summary On July 18, 2021, Five9 announced an agreement to be acquired by Zoom Video Communications in a 100% stock transaction The transaction allows Five9 shareholders to continue to participate in the upside generated by a company with a stronger competitive position, an expanded TAM and enhanced scale This transaction was the result of a long-term evaluation process and thorough negotiations led by our independent and highly-qualified Board Since announcement, the market price of the stock consideration has declined due to market reaction to Zoom’s Q2:22 earnings – despite posting Q2:22 results in excess of guidance and providing Q3:22 and FY22 guidance in-line with street consensus(1) Despite the recent market reaction to Zoom’s Q2:22 earning, the Board continues to believe that the strategic combination of Five9 and Zoom will deliver long-term value to our shareholders and customers and an enhanced position in a competitive market Vote your proxy in support of the Five9 / Zoom transaction to secure the long-term value of your investment (1) Based on FactSet consensus estimates as of August 29, 2021.

Overview of Five9 and Zoom Leading provider of intelligent cloud software for contact centers, focused on connecting organizations and their customers Leading communications platform, connecting customers through video, phone, chat and content sharing $3.6B LTM Revenue 170% LTM Revenue Growth Rate >130% Net Dollar Expansion Rate 1,999 Upmarket/Enterprise Customers(2) $0.5B LTM Revenue 41% LTM Revenue Growth Rate 123% Net Dollar Expansion Rate 796 Upmarket/Enterprise Customers(1) Source: Five9 and Zoom public filings. Enterprise customers defined as customers with over 50 seats, generating >$100k TTM revenue. Enterprise customers defined as customers generating >$100k TTM revenue. As of September 10, 2021. Omnichannel communications platform uniquely designed to meet the evolving needs of enterprise customers $12.1B Transaction Value(3) $93.0B Market Capitalization(3)

Transaction Rationale 1 Combination with Zoom Significantly Expands the TAM of Both Parties 2 Combines Leaders in Communications and Contact Center 3 Creates Complete Communications Platform with Leadership Across Video Conferencing, UCaaS and CCaaS 4 Accelerates Growth Through Highly Synergistic Combination 5 Positions Five9 for the Next Phase of the Communications Evolution 7 Enhances Scale, Profitability and Cash Flow for Five9 Shareholders 8 Structured to Provide Continued Upside Exposure and Facilitate Post-Close Execution and Integration 9 The Market Remains Positive on Zoom’s Long-Term Value Proposition, Despite Recent Volatility 10 Culmination of a Thoughtful Process Led by a Highly Qualified and Independent Board 6 Transaction Represents a Highly Attractive Multiple

Transaction Highlights Transaction Consideration Five9 shareholders will receive 0.5533 shares of Zoom Class A common stock for each Five9 share Implied transaction value of $12.1 billion(1) Represents a 21.5x EV / NTM Revenue multiple(2), the second-highest revenue multiple for a public SaaS company of all time Structured as a non-taxable combination Pro Forma Impact, Leadership & Integration Significant synergy potential from complementary go-to-market, cross-selling and international expansion Five9 CEO Rowan Trollope will lead integration efforts as President of Zoom Anticipated Timeline & Approvals Anticipated to close in H1 2022 Subject to approval of Five9 shareholders Subject to satisfaction of customary closing conditions, including applicable regulatory approvals Implied equity value as of September 10, 2021. Based on FactSet as of September 10, 2021; NTM revenue consensus estimates as of announcement.

Combination with Zoom Significantly Expands the TAM of Both Parties Source: Zoom TAM as per IDC Research; Five9 TAM based on Five9 estimates, Statista, McKinsey, Gartner and MZA. $62B Zoom TAM $24B Five9 TAM ...Plus $34B TAM from Automation 1 $86B Combined TAM Greater reach and relevance within the enterprise

Combines Leaders in Communications and Contact Center 2 As enterprise customers increasingly seek out an integrated video conferencing, unified communications and contact center offering, the combined platform will build upon Zoom and Five9’s existing partnership and facilitate greater sales opportunities for both parties

Creates Complete Communications Platform with Leadership Across Video Conferencing, UCaaS and CCaaS Customer Engagement Applications CRM Help Desk Customer Success E-Commerce Marketing Automation Seamlessly Integrated Communication Workflows 3 Complete Platform Video Conferencing Unified Communications Contact Center Omnichannel Intelligence Voice Video SMS / Chat Social Context Insights Automation Self Service All Communication Communication between employees Communication with customers

Accelerates Growth Through Highly Synergistic Combination Industry first complete best of breed cloud communications portfolio Highly synergistic go-to-market; enabling a combined best-in-class offering to customers and partners Significant cross-sell opportunity for existing products across both customer bases Opportunities to enhance Zoom Phone offering Offer leading contact center solution to Zoom’s 1,999 upmarket/enterprise customers Expansive international prospects and channel partnership opportunities from complementary growth opportunities, sales motion and holistic solution Broadened combined TAM of $86B+ with expansive greenfield to penetrate 4

Positioning for the Next Phase of the Communications Evolution: Combined Company Provides Enhanced Options for Customers 5 Contact Center Calling (Phone) On Prem Communications Transition Positioned to lead in the next phase of the communications evolution Points of Differentiation Complete + Integrated Omnichannel Internal + External Intelligent 1.0 Discrete Offerings 2.0 Integrated Suite Cloud Communications Transition 1.0 Discrete Offerings 2.0 Integrated Suite

Current Competitors Established Competitors Potential Entrants Scale Will be an Important Factor in the Next Phase of the Communications Evolution 5 Recent and Potential Entrants Source: FactSet as of September 10, 2021. Market Cap.: $2,251.8B LTM Rev.: $168.1B Market Cap.: $21.0B LTM Rev.: $1.4B Market Cap.: $1,811.4B LTM Rev.: $443.3B Market Cap.: $93.0B LTM Rev.: $3.6B Market Cap.: $1,947.0B LTM Rev.: $220.4B Implied Trans. Val.: $12.1B LTM Rev.: $0.5B Market Cap.: $244.1B LTM Rev.: $49.8B Market Cap.: $20.6B LTM Rev.: $1.8B Private Private Market Cap.: $1.9B LTM Rev.: $3.0B Market Cap.: $64.4B LTM Rev.: $2.3B Market Cap.: $265.6B LTM Rev.: $40.5B Market Cap.: $263.3B LTM Rev.: $23.5B

6

The Transaction Represents a Highly Attractive Multiple

EV / NTM Revenue Multiple


#2 on an EV / NTM Revenue basis
Five9
29.0x
25.7x
21.5x
15.7x
11.5x
10.9x
10.2x
9.6x
9.1x
8.9x
8.7x
8.4x
6.7x
6.5x
6.5x
6.3x
5.9x
3.3x
slack
As of Announce[1]
At Present[2]
MuleSoft
SendGrid
tableau
CONCUR
Autonomy
NETSUITE
demandware
successfactors
Ultimate SOFTWARE
LinkedIn
cvent
ExactTarget
Fleetmatics
Marketo
KeneXa

EV / NTM Revenue / NTM Revenue Growth Multiple


#1 on an EV / NTM Revenue / NTM Revenue Growth basis
Five9
1.33x
1.11x
0.99x
0.53x
0.47x
0.44x
0.42x
0.42x
0.41x
0.35x
0.35x
0.32x
0.31x
0.31x
0.30x
0.29x
0.21x
0.15x
As of Announce[1]
At Present[2]
slack
tableau
SendGrid
CONCUR
Autonomy
Ultimate SOFTWARE
MuleSoft
successfactors
demandware
LinkedIn
Fleetmatics
NETSUITE
ExactTarget
cvent
Marketo
KeneXa

Source: Company press releases, Company filings, Capital IQ, FactSet, 451 Group and Wall Street research.
Note: Five9 figures implied by Zoom proposal are based on FactSet consensus estimates.
(1) July 16, 2021.
(2) Based on FactSet as of September 10, 2021; NTM revenue consensus estimates as of announcement.

14

Five9

7

Enhances Scale, Profitability and Cash Flow for Five9 Shareholders


Revenue ($MM)
+ Synergy Potential
$5,445
$4,592
+22%
$705
$579
Both FIVN and ZM have similar growth profiles
+18%
$4,740
$4,013
CY21
CY22


FCF ($MM)
+ Synergy Potential
$1,891
$1,643
$75
$45
Zoom ~40% FCF margin is among the highest of high-growth SaaS peers
$1,598
$1,816
CY21
CY22


Five9 Contribution
2.7%
4.0%
12.6%
12.9%
11.2% Pro Forma Five9 Ownership(1)

Note: Estimates based on FactSet consensus as of September 10, 2021.

(1) As of Proxy Statement filed on August 26, 2021. Pro forma ownership calculated using the issued and outstanding shares of Zoom Class A and Class B common stock, without giving effect to any shares of Zoom Class A common stock held by Five9 stockholders prior to the completion of the merger and disregarding stock options, restricted stock units and other equity awards or rights to acquire shares that may be issued by Zoom or Five9 pursuant to any employee stock plan.

15

8

Structured to Provide Continued Upside Exposure and Facilitate Post-Close Execution and Integration

All-Stock Transaction Benefits Five9 Shareholders

- **Five9 shareholders will own 11.2%[(1)] of the combined entity**, roughly in-line with revenue and significantly greater than Five9's free cash flow contribution
- Enhances the long-term realizable value for Five9 shareholders by allowing them to **participate in the upside of the combined businesses** and **share in the significant synergy potential**
- Allows Five9 shareholders to **defer taxes** on unrealized gains
- Five9 shareholders will benefit from the **increased capital markets scale and liquidity**, given public float increase from ~$12B[(2)] to ~$105B[(2)]

Post-Close Organizational Structure Optimizes Value-Creation

- The post-close leadership structure gives shareholders the combination of **two winning leadership teams** which have overseen market-leading growth and shareholder returns
- Further, Five9 CEO **Rowan Trollope will lead integration** effort as President of Zoom

(1) As of Proxy Statement filed on August 26, 2021. Pro forma ownership calculated using the issued and outstanding shares of Zoom Class A and Class B common stock, without giving effect to any shares of Zoom Class A common stock held by Five9 stockholders prior to the completion of the merger and disregarding stock options, restricted stock units and other equity awards or rights to acquire shares that may be issued by Zoom or Five9 pursuant to any employee stock plan.
(2) As of September 10, 2021.

16

Five9

The Market Remains Positive on Zoom’s Long-Term Value Proposition, Despite Recent Volatility Zoom Share Price: $301.50(1) Note: Excludes restricted brokers and brokers which have not updated estimates after August 31, 2021. As of September 10, 2021. Consensus estimates from FactSet as of August 29, 2021. Measured from the midpoint of guidance. Broker Price Targets on Zoom Stock, Post-Five9 Acquisition Announcement(1) Price Target $460 $450 $400 $400 $398 $385 $375 $370 $369 $350 $350 $350 $315 9 While Zoom dropped materially upon announcement of Q2:22 earnings, the Company delivered results in line with guidance Zoom Results and Guidance Remain Strong(2) +3.5%(3) % Upside to Current Share Price(1) +54% YoY growth +31% YoY growth(3) +51% YoY growth(3) Q2:22 Revenues (Guidance vs. Actuals) Q3:22 Revenues (Guidance vs. Consensus) FY:22 Revenues (Guidance vs. Consensus)

Culmination of a Thoughtful Process Led by a Highly Qualified and Independent Board 10 Transaction was the result of both extensive evaluation of Five9’s standalone prospects and our engagement with parties indicating bona fide interest in acquiring the Company The Five9 Board regularly reviews and assesses Five9’s risks and opportunities in the context of industry dynamics and Five9’s prospects as a standalone company Over the past 2 years, Five9 has engaged with Zoom both in connection with our commercial relationship and, more recently, to discuss the potential merits of a combination In addition, Five9 also received inbound interest from a potential strategic partner in June of 2021 Long-Term, Deliberate Evaluation Process Highly Engaged, Independent Process The evaluation and negotiation of the Zoom transaction was led by our highly-experienced and independent Board and M&A Committee Our Board and M&A Committee are composed of 80% and 67% independent directors, respectively, with significant finance, technology, investment and transactional experience Thoughtful, Targeted Process Based on the Board and advisors’ evaluation, the process focused on Zoom as the party that would offer the most value to Five9 shareholders over the long-term Five9 and its advisors reviewed the strategic and financial buyer landscape, which was assessed to be limited given the (i) nature of our business, (ii) likely transaction size and (iii) likely transaction multiple Decision to focus on Zoom was made to increase speed, minimize potential disruption and limit leak potential Extensive Negotiations During the course of the 2021 discussions, Five9 and its advisors successfully negotiated multiple increases in consideration No Post-Announcement Inquiries The Board negotiated a moderate termination fee that provides a low bar for potentially interested parties; no inbound inquiries or superior proposals have been received since announcement $450M termination fee or approximately ~3% of transaction value at signing

Appendix

Highly Qualified and Independent Board Led the Process for Five9

- Five9's Board is **highly independent (80%)** with **deep technology, financial and transactional experience**
- The Board empowered its **M&A Committee to oversee the process of engaging and negotiating** with partners potentially interested in acquiring Five9
- All **critical decisions**, including the unanimous approval of the Zoom transaction, **were made by the full Board**

FIVE9'S HIGHLY QUALIFIED BOARD

Director	Background
Jack Acosta	• Former Chief Financial Officer, *Portal Software* • Deep accounting, financial, operating and management experience in the technology industry and prior board service
Kimberly Alexy	• Founder and Principal, *Alexy Capital Management* • Financial and accounting expertise and investor perspective
Sue Barsamian	• Former Chief Marketing Officer, *HPE Software* • Extensive leadership experience in the technology industry and on public company boards
Michael Burdiek	• Former President and Chief Executive Officer, *CalAmp* • Strategic and operational experience, and deep understanding of technology and go-to-market strategies
Mike Burkland	• Chairman and former Chief Executive Officer, *Five9* • Deep organizational experience and industry perspectives due to former role as Five9's Chief Executive Officer
Dave DeWalt	• Former Chairman and CEO, *FireEye* • Experience as CEO of public technology company and on public company boards, and deep expertise in software technology
Ana Pinczuk	• Chief Development Officer, *Anaplan* • Seasoned enterprise technology leader with a track record for accelerating business results on cloud-native platforms
Rowan Trollope	• Chief Executive Officer, *Five9* • Extensive operating experience in the technology industry
David Welsh	• Partner and Head of Next Generation Technology Growth, *KKR* • Corporate strategy and business development expertise and investor perspective
Robert Zollars	• Former Chairman and Chief Executive Officer, *Vocera* • Strategy and operational expertise and prior public board experience

M&A Committee Member (green: Kimberly Alexy, Mike Burkland, David Welsh)

20

Five9

Selected Analyst Commentary – Compelling Valuation for Five9 Shareholders “As it stands, FIVN is being taken out at 23x EV/R on C2022E, which is the second highest ever takeout multiple for a public SaaS company. Even if you put more realistic estimates in there for Five9, it’s a hefty price tag, equaled in multiple only by Zoom among other potential bidders. “We’ve enjoyed our run with FIVN – a 50x return for a stock that was $4 in early 2015 – but believe this is the right decision for both shareholders and the business.” – Canaccord (July 21, 2021) “Valuation fair for both parties. The acquisition price implies 22x F2023 revenue for FIVN. For ZM, it's a strong strategic fit that could ultimately be accretive to revenue growth. ZM is currently trading at 20.8x our F23 revenue forecast.” – Baird (July 19, 2021)

Selected Analyst Commentary – Upside of Combined Platform “…from a purely strategic standpoint, the growing scale and gravity of the Zoom platform married with the premier CCaaS technology in the market, makes a truly formidable platform in the cloud communications industry. We are reiterating our Buy rating on ZM shares, and view the combination with a particularly positive forward outlook. “…we believe the business combination makes Zoom an obvious front-runner to capture market share in cloud communications on a go-forward basis.” – BTIG (July 19, 2021) “…unifying these technologies into a single platform should create a pretty significant cross-sell opportunity, [and this] is an all-stock transaction, which tells us that Five9 management, who we take to be some of the smartest in the space, are pretty bullish on the post-merger playbook.” – Canaccord (July 21, 2021)

Forward-Looking Statements

This communication contains forward-looking information related to Five9, Zoom and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction for Five9, Zoom and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Five9 or Zoom, and the anticipated timing of closing of the proposed transaction.

Risks and uncertainties include, among other things, risks related to the ability of Five9 to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Five9’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Five9’s common stock or on Five9’s operating results; the impact of significant transaction costs and unknown liabilities on Five9’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Five9’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s businesses and general economic conditions; the impact of geopolitical events; Five9’s ability to attract new clients or sell additional services and functionality to Five9’s existing clients; failure to manage Five9’s growth effectively; failure to adequately retain and expand Five9’s sales force; failure to manage technical operations infrastructures; failure to successfully maintain, grow and manage strategic relationships; failure to effectively develop, manage, and maintain network of master agents and resellers; adverse economic conditions; the effects of the COVID-19 pandemic have materially affected how Five9, its clients and business partners are operating, and the duration and extent to which this will impact Five9’s future results of operations and overall financial performance remains uncertain; security breaches and improper access to or disclosure of Five9’s data or its clients’ data, or other cyber attacks on its systems; potential future acquisitions or dispositions; the markets in which Five9 participate involve numerous competitors and are highly competitive; termination or reduction of subscriptions and related usage by existing clients; demands of larger organizations that Five9 may not offer which could delay or prevent such sales and harm Five9’s growth rates, business and operating results; failure by third party telecommunications and internet service providers to provide reliable services; the contact center software solutions market is subject to rapid technological change; failure to comply with laws and regulations; and risks attendant to Five9’s convertible senior notes and increased debt levels.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 (as amended, the “Registration Statement”) that was filed by Zoom with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on August 26, 2021, the prospectus that was filed by Zoom with the SEC on August 26, 2021 (the “Prospectus”) and the definitive proxy statement that was filed by Five9 with the SEC on August 26, 2021 (the “Proxy Statement”). While the list of factors presented here is, and the list of factors presented in the Registration Statement, the Prospectus and the Proxy Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Five9’s and Zoom’s respective periodic reports and other filings with the SEC, including the risk factors identified in Five9’s and Zoom’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The forward-looking statements included in this communication are made only as of the date hereof. Five9 assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Zoom filed with the SEC the Registration Statement and the Prospectus, and Five9 filed with the SEC the Proxy Statement. The Registration Statement was declared effective on August 26, 2021 and the Proxy Statement was first mailed to stockholders of Five9 on or about August 26, 2021. Each of Zoom and Five9 may also file other relevant documents with the SEC regarding the proposed merger. The information in the Prospectus and Proxy Statement may be changed. This document is not a substitute for the Registration Statement, the Prospectus and the Proxy Statement or any other document that Zoom or Five9 may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF FIVE9 AND ZOOM ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the Registration Statement, the Prospectus and the Proxy

Statement and all other documents filed by Zoom and Five9 with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.five9.com/. Copies of the documents filed with the SEC by Zoom will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.Zoom.us/.

Participants in the Solicitation

Five9 and Zoom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the Prospectus and the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the Prospectus and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Five9 and Zoom using the sources indicated above.